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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. *)


                           CITADEL HOLDING CORPORATION
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    172862104
- --------------------------------------------------------------------------------
                                 (CUSIP Number)

           CHRISTOPHER J. RUPRIGHT, ESQ., SHARTSIS, FRIESE & GINSBURG
            ONE MARITIME PLAZA, 18TH FLOOR, SAN FRANCISCO, CA  94111
                                 (415) 421-6500
- --------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                OCTOBER 20, 1994
                            ------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

- -------------------------                                   --------------------
CUSIP NO. 172862104                                         PAGE 2 OF 9 PAGES
- -------------------------                                   --------------------

- --------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     LAWNDALE CAPITAL MANAGEMENT, INC.

- --------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)    /X/
                                                                      (b)    / /

- --------------------------------------------------------------------------------
3    SEC USE ONLY

- --------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF
- --------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) or 2(E)                                                            / /

- --------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     CALIFORNIA
- --------------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
       SHARES                 -0-
    BENEFICIALLY         -------------------------------------------------------
      OWNED BY           8    SHARED VOTING POWER
        EACH                  419,900
      REPORTING          -------------------------------------------------------
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                  -0-
                         -------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              419,900
- --------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     419,900
- --------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /
- --------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.3
- --------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     CO
- --------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

- -------------------------                                   --------------------
CUSIP NO. 172862104                                         PAGE 3 OF 9 PAGES
- -------------------------                                   --------------------

- --------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     ANDREW E. SHAPIRO

- --------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)    /X/
                                                                      (b)    / /

- --------------------------------------------------------------------------------
3    SEC USE ONLY

- --------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF AND PF

- --------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) or 2(E)                                                            / /

- --------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES
- --------------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
       SHARES                 200
    BENEFICIALLY         -------------------------------------------------------
      OWNED BY           8    SHARED VOTING POWER
        EACH                  419,900
      REPORTING          -------------------------------------------------------
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                  200
                         -------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              419,900
- --------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     420,100
- --------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /
- --------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.3
- --------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN
- --------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

- -------------------------                                   --------------------
CUSIP NO. 172862104                                         PAGE 4 OF 9 PAGES
- -------------------------                                   --------------------

- --------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     DIAMOND A PARTNERS, L.P.

- --------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)    /X/
                                                                      (b)    / /

- --------------------------------------------------------------------------------
3    SEC USE ONLY

- --------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
- --------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) or 2(E)                                                            / /

- --------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     CALIFORNIA
- --------------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
       SHARES                 -0-
    BENEFICIALLY         -------------------------------------------------------
      OWNED BY           8    SHARED VOTING POWER
        EACH                  365,300
      REPORTING          -------------------------------------------------------
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                  -0-
                         -------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              365,300
- --------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     365,300
- --------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /
- --------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.5
- --------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     PN
- --------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

- -------------------------                                   --------------------
CUSIP NO. 172862104                                         PAGE 5 OF 9 PAGES
- -------------------------                                   --------------------

- --------------------------------------------------------------------------------

1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     DIAMOND A INVESTORS, L.P.

- --------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)    /X/
                                                                      (b)    / /

- --------------------------------------------------------------------------------
3    SEC USE ONLY

- --------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC

- --------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) or 2(E)                                                            / /

- --------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     CALIFORNIA
- --------------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
       SHARES                 -0-
    BENEFICIALLY         -------------------------------------------------------
      OWNED BY           8    SHARED VOTING POWER
        EACH                  54,600
      REPORTING          -------------------------------------------------------
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                  -0-
                         -------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              54,600
- --------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     54,600
- --------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /
- --------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.8
- --------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     PN
- --------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No. 172862104                                            Page 6 of 9 Pages


ITEM 1.   SECURITY AND ISSUER.

This statement relates to Common Stock (the "Stock") of Citadel Holding Corporation, a California corporation ("CHC"). The principal executive office of CHC is located at 600 North Brand Boulevard, Glendale, CA 91203.

ITEM 2.   IDENTITY AND BACKGROUND.

The persons filing this statement and the persons enumerated in Instruction C of
Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a) Lawndale Capital Management, Inc., a California corporation ("LCM"); Diamond A Partners, L.P., a California limited partnership ("DAP"); Diamond A Investors, L.P., a California limited partnership ("DAI"); and Andrew E. Shapiro ("Shapiro").

(b) The business address of LCM, DAP, DAI and Shapiro is One Sansome Street, Suite 3900, San Francisco, California 94104.

(c) LCM is the investment adviser to and a general partner of DAP and DAI, which are investment limited partnerships. Shapiro is a general partner of DAP and DAI and is the sole director and officer of LCM.

(d) During the last five years, none of such persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of such persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Shapiro is a citizen of the United States of America.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source and amount of funds used in purchasing Stock were as follows:

PURCHASER                SOURCE OF FUNDS                         AMOUNT
LCM                      Funds Under Management(1)           $2,500,609.80
DAP                      Working Capital                     $2,174,265.60
DAI                      Working Capital                     $  326,344.20
Shapiro                  Personal Funds                      $    1,812.00

(1) Includes funds of DAP and DAI invested in Stock.

                                  SCHEDULE 13D

CUSIP No. 172862104                                            Page 7 of 9 Pages


ITEM 4.   PURPOSE OF TRANSACTION.

The sole purpose of the acquisitions of the Stock reported herein was and is for investment. The Reporting Persons did not at the time of the purchase of the Stock, and do not presently, have any plan to acquire control of CHC. The Reporting Persons may acquire additional shares of Stock in the open market from time to time, but have no present intention to acquire shares representing more than 10% of the outstanding shares of CHC. The Reporting Persons have been in contact with management of CHC to request information about the strategy CHC plans to employ to maximize the value of the Stock. The Reporting Persons have also been in contact with other significant shareholders of CHC. At the present time, however, the Reporting Persons have no specific plans regarding these matters.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

The beneficial ownership of the Stock of the persons named in Item 2 of this statement is as follows at the date hereof:

                   AGGREGATE
              BENEFICIALLY OWNED    VOTING POWER     DISPOSITIVE POWER
NAME            NUMBER   PERCENT   SOLE    SHARED     SOLE    SHARED
LCM            419,900     6.3%       0    419,900       0    419,900
Shapiro        420,100     6.3%     200    419,900     200    419,900
DAP            365,300     5.5%       0    365,300       0    365,300
DAI             54,600     0.8%       0     54,600       0     54,600

The persons filing this statement effected the following transactions in the Stock on the dates indicated, and such transactions are the only transactions by the persons filing this statement in the Stock since August 21, 1994:

           PURCHASE                 NUMBER         PRICE       BROKER
NAME       OR SALE      DATE       OF SHARES     PER SHARE      USED
DAP           P        8/31/94       1,000         4.313        PAWE
DAI           P        9/07/94       1,100         3.500        PAWE
DAP           P        9/07/94       8,900         3.500        PAWE
DAI           P        9/30/94       2,000         3.984        BEAR
DAP           P       10/07/94       2,000         3.969        BEAR
DAI           P       10/12/94         300         3.938        BEAR
DAP           P       10/12/94       1,400         3.938        BEAR
DAI           P       10/14/94       7,200         4.000        PAWE
DAP           P       10/14/94      47,800         4.000        PAWE
DAI           P       10/20/94       6,500         3.625        PAWE
DAP           P       10/20/94      43,500         3.625        PAWE
DAI           P       10/21/94         800         3.625        BEAR
DAP           P       10/21/94       5,400         3.625        BEAR
DAI           P       10/24/94       1,400         3.625        BEAR
DAP           P       10/24/94       9,000         3.625        BEAR
DAP           P       10/25/94       1,500         3.625        BEAR
DAP           P       10/27/94      22,500         3.914        BEAR
DAI           P       10/27/94       3,500         3.914        BEAR

- ----------------
     BEAR - Bear, Stearns Securities Corp.    PAWE - PaineWebber Incorporated

                                  SCHEDULE 13D

CUSIP No. 172862104                                            Page 8 of 9 Pages


ITEM. 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

LCM and Shapiro are the general partners of DAP and DAI pursuant to limited partnership agreements providing to LCM and Shapiro the authority, among other things, to invest the funds of DAP and DAI in Stock, to vote and dispose of Stock and to file this statement on behalf of DAP and DAI. Pursuant to such limited partnership agreements, the general partners of DAP and DAI are entitled to allocations based on assets under management and realized and unrealized gains.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

A. Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G (including power of attorney).


SIGNATURES

     After reasonable inquiry and to the best of our knowledge, we certify that the information set forth in this statement is true, complete and correct.

DATED:    October 27, 1994.

DIAMOND A PARTNERS, L.P.                DIAMOND A INVESTORS, L.P.


By: /s/ Andrew E. Shapiro               By: /s/ Andrew E. Shapiro
    --------------------------------        -----------------------------------
    Andrew E. Shapiro                       Andrew E. Shapiro
    General Partner                         General Partner


LAWNDALE CAPITAL MANAGEMENT, INC.


By: /s/ Andrew E. Shapiro                   /s/ Andrew E. Shapiro
    --------------------------------        -----------------------------------
    Andrew E. Shapiro                               Andrew E. Shapiro
    President

                                  SCHEDULE 13D

CUSIP No. 172862104                                            Page 9 of 9 Pages


                                                                       EXHIBIT A

                         AGREEMENT REGARDING JOINT FILING
                       OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of Common Stock of Citadel Holding Corporation, a Delaware corporation. For that purpose, the undersigned hereby constitute and appoint Lawndale Capital Management, Inc., a California corporation, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

DATED:    October 27, 1994.

DIAMOND A PARTNERS, L.P.                DIAMOND A INVESTORS, L.P.



By: /s/ Andrew E. Shapiro               By: /s/ Andrew E. Shapiro
    --------------------------------        -----------------------------------
    Andrew E. Shapiro                       Andrew E. Shapiro
    General Partner                         General Partner

LAWNDALE CAPITAL MANAGEMENT, INC.


By: /s/ Andrew E. Shapiro                   /s/ Andrew E. Shapiro
    --------------------------------        -----------------------------------
    Andrew E. Shapiro                                 Andrew E. Shapiro
    President